Exhibit 21
SUBSIDIARIES OF ZIMMER HOLDINGS, INC.

Name	Jurisdiction
Zimmer, Inc.	Delaware
Zimmer US, Inc.	Delaware
Zimmer CEP USA Holding Co.	Delaware
Zimmer Technology, Inc.	Delaware
Zimmer Caribe, Inc.	Delaware
Zimmer Manufacturing B.V.	Puerto Rico
Zimmer Switzerland Holdings AG	Switzerland
Zimmer International Holdings GmbH	Switzerland
Zimmer GmbH	Switzerland
Zimmer Luxembourg Sarl	Luxembourg